Report regarding change in affiliate

On July 24, 2009, Woori F&I Co., Ltd., a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), sold 94% of its investment stake in its wholly-owned subsidiary, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. (“Woori F&I Twelfth”). As a result, Woori F&I Twelfth is no longer included as a second-tier subsidiary of Woori Finance Holdings.

Key details

•	Name of company: Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

•	Financial status as of June 30, 2009:

(unit: millions of KRW)

Total assets (Won)	53,522	Shareholders’ equity (Won)	10
Total liabilities (Won)	53,512	Paid-in-capital (Won)	10

•	Total number of subsidiaries of Woori Finance Holdings after exclusion: 42